

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 24, 2018

Via E-mail
Mr. Brian Worrell
Chief Financial Officer
Baker Hughes, a GE company
17021 Aldine Westfield Road
Houston, Texas 77073

> **Re:** **Baker Hughes, a GE company**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-38143**

Dear Mr. Worrell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources